

December 26, 2013

Via U.S. Mail
Yousef Dasuka
Chief Executive Officer
UpperSolution.com
153 Lake Mead Parkway #2240
Henderson, NV 89015

      Re: **UpperSolution.com**
                Amendment No. 1 to Registration Statement on Form S-1
                Filed December 26, 2013
                File No. 333-190658

Dear Mr. Dasuka:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

General

1.   File a marked copy of your amended filing that conforms to the provisions of Rule 310 of Regulation S-T.

Financial Statements

2.   Update your financial statements in accordance with Rule 8-08(b) of Regulation S-X.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

If you have any questions regarding these comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-Mail
        Harold P. Gewerter, Esq.